Debt Settlement Agreement

This Debt Settlement Agreement (the "Agreement") states the terms and conditions that govern the contractual agreement between iPure Labs, Inc. having its principal place of business at 2654 W. Horizon Ridge Pkwy B5-58, Henderson, NV 89052 (the "Debtor"), and Cerberus Finance Group, LTD having its principal place of business at 50 West Liberty Street, Suite 880, Reno, NV 89501 (the "Creditor") who agrees to be bound by this Agreement.

WHEREAS, the Debtor is indebted to the Creditor in the amount of ONE HUNDRED FORTY NINE THOUSAND THIRTY NINE 47/100 dollars ($149,039.47) in principal and SEVENTY SIX THOUSAND ONE HUNDRED SIXTY NINE 93/100 dollars ($76,169.93) in interest for a total amount due of TWO HUNDRED TWENTY FIVE THOUSAND TWO HUNDRED NINE 40/100 dollars ($225,209.40) (the "Debt"); and

WHEREAS, the Debtor wishes to settle the Debt in full according to the terms of this Debt Settlement Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises made by the parties hereto, the Debtor and the Creditor (individually, each a "Party" and collectively, the "Parties") covenant and agree as follows:

1. **ACKNOWLEDGMENT OF DEBT**. The Debtor agrees and acknowledges that it is indebted to the Creditor in the full amount of the Debt.

2. **SETTLEMENT AMOUNT**. The Creditor agrees to accept from the Debtor;

    1. Payment amount of ONE HUNDRED FIFTY THOUSAND Dollars ($150,000.00); and

    2. Three Hundred Thousand (300,000) Restricted Common Shares of IPLB

    As full repayment of the Debt outstanding to the Creditor at the date hereof, subject to the terms and conditions of this Agreement.
    Payments shall be made according to the schedule attached hereto as Exhibit A (the "Settlement Payments").

3. **DEFUALT.** The Parties agree that if the Debtor fails to make payments in accordance with exhibit A, the Creditor has option to provide a five-day notice of default, if Debtor fails to rectify the delinquency during the cure period, the Creditor, exercise a conversion to common stock at a rate of a 50% discount of the lowest closing price of the common stock for the 15 days prior to the conversion request.

4. **TIME IS OF THE ESSENCE**. The Parties agree and acknowledge that time is of the essence with regard to the Debt Settlement Payments.

5. **NO MODIFICATION UNLESS IN WRITING**. No modification of this Agreement shall be valid unless in writing and agreed upon by both Parties.

6. **FULL INTEGRATION**. This Debt Settlement Agreement supersedes any prior agreements, understandings, or negotiations, whether written or oral.

7. **FURTHER ASSURANCES**. The Parties shall make any further assurances as may be necessary to implement and carry out the intent of this Agreement.

8. **VENUE**. This Debt Settlement Agreement and the interpretation of the terms herein shall be governed by and construed in accordance with the laws of the State of New York. The Parties irrevocably submit to the exclusive jurisdiction of the federal and state courts located in New York County, NY.

IN WITNESS WHEREOF, each of the Parties has executed this Debt Settlement Agreement, both Parties by its duly authorized officer, as of the day and year set forth below.

iPure Labs, Inc.

______________________ 1/13/2021

Thomas Fore, CEO DATE

CERBERUS, LLC

______________________ 1/13/2021

Eliot Dayan, Manager DATE

EXHIBIT A

PAYMENT SCHEDULE

DUE DATE	AMOUNT
February 15, 2021	$25,000
March 15, 2021	$25,000
April 15, 2021	$25,000
May 15, 2021	$25,000
June 30, 2021	$50,000